October 3, 2018

Tiziano Lazzaretti
Chief Financial Officer
Tiziana Life Sciences plc
3rd Floor, 11-12 St. James's Square
London SW1 4LB, United Kingdom

       Re: Tiziana Life Sciences plc
           Amendment No. 2 to Registration Statement on Form F-1
           Filed September 25, 2018
           File No. 333-226368

Dear Mr. Lazzaretti:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2018 letter.

Registration Statement on Form F-1

Prospectus Summary
Selected Risks Affecting Our Business, page 4

1. Please expand your disclosure to highlight that risk that concentration of ownership of your ordinary shares will result in directors, officers and 10% shareholders exerting significant influence over matters that require shareholder vote, as discussed on page 41.
 Tiziano Lazzaretti
Tiziana Life Sciences plc
October 3, 2018
Page 2
Capitalization, page 51

2. Please revise your presentation to include the balance of interest bearing loans and borrowings in the total capitalization amounts.
3. You disclose that the pro forma presentation gives effect to loans with gross proceeds of
       $1,163,550. Please explain to us the change in cash and short-term deposits and short-
       term investments between the Actual and Pro Forma columns of your disclosure. Also, please clarify here, in the Dilution section on page 52 and in the offering summary beginning on page 7 that the loans are convertible, as per your disclosures on page F-24, and whether the conversions are excluded from your pro forma as adjusted disclosures.
       Tell us whether the loans become convertible at the option of the holder or of the company following the requisite fundraising event.
Exhibits

4. We acknowledge your response to comment 1. Please also amend the disclaimer in
       Section 23 of the Deposit Agreement so that it reflects amended Section 14(q) of the form of American Depositary Receipt.
       You may contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,
FirstName LastNameTiziano Lazzaretti
                                                             Division of
Corporation Finance
Comapany NameTiziana Life Sciences plc
                                                             Office of
Healthcare & Insurance
October 3, 2018 Page 2
cc:       Ed Lukins, Esq.
FirstName LastName